SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       For the quarter ended June 30, 2005

                        Commission file number 000-30690


                                  EUROTRUST A/S
                  (Translation of Company's name into English)


                               POPPELGARDVEJ 11-13
                                   2860 S0BORG
                                     DENMARK
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            YES [ ]          NO [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EUROTRUST A/S

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                                              PAGE
                                                                                              ----

Disclosure Regarding Forward-Looking Statements.........................................        2

Exchange Rate Information...............................................................        2

Consolidated Condensed Balance Sheets
as of June 30, 2005 (Unaudited) and December 31, 2004 (Audited).........................        3

Consolidated Condensed Statements of Operations for the six and three-month
periods ended June 30, 2005 and 2004 (Unaudited)........................................        5

Consolidated  Condensed  Statements of Shareholders'  Equity for the Years Ended
December 31, 2003 through December 31, 2004 and for the six-month period
ended June 30, 2005 (Unaudited).........................................................        6

Consolidated Condensed Statements of Cash Flows for the six-month period
ended June 30, 2005 and 2004 (Unaudited)................................................        7

Notes to Unaudited Consolidated Condensed Financial Statements .........................        9

Management's Discussion And Analysis Of Financial Condition And Results Of Operations...       22

Risk Factors ...........................................................................       32

Signature ..............................................................................       38

Index to Exhibits ......................................................................       39

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Such statements speak only as of the date hereof and are subject to change. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, our ability to identify new under valued opportunities for investment or acquisition; the potential unforeseen impact of product or service offerings from competitors; our ability to raise additional capital should it be required to finance our growth aspirations; our ability to negotiate appropriate strategic relationships; our ability to control costs and expenses; and general economic and political conditions and specific conditions in the markets we address; and certain factors set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 3, 2005, under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item
4) and "Operating and Financial Review and Prospects" (Item 5).

                                  ------------

                            EXCHANGE RATE INFORMATION

         In this report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of June 30, 2005 into U.S. dollars at an exchange rate of $1.00 = DKK 6.1623, the exchange rate on June 30, 2005. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on June 30, 2005, or at any other rate.

                                  ------------

         Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares (also referred to herein as "common shares") shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

         We use the terms "we," "our," "us," "EuroTrust" and "the Company" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                         EUROTRUST A/S AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                           DECEMBER 31,           UNAUDITED
                                                               2004             JUNE 30, 2005
                                                           ------------     ----------------------
                                                               DKK            DKK            USD
ASSETS
Current assets:
      Cash and cash equivalents                                6,750          7,954        $ 1,291
      Restricted cash                                          5,352          3,006            488
      Debt securities, available for sale                         --         13,000          2,110
      Accounts receivable trade, net of allowances for
      doubtful
      accounts of DKK 592 in 2004 and DKK 148 in 2005         17,173         17,370          2,819
      Notes receivable, current                                2,200          2,200            357
      Broadcasting programming rights, current                 2,928          2,928            475
      Deferred tax assets, current                                --             --             --
      Valued added tax receivables                               332            147             24
      Prepaid expenses and deposits                            2,263          2,659            431
      Other receivables                                        2,748          6,385          1,036
                                                             -------        -------        -------
Total current assets                                          39,746         55,649          9,031

      Marketable securities - available for sale                 197             --             --
      Notes receivable, net of current portion                 8,800          8,250          1,339
      Broadcasting programming rights, net of current
      portion                                                  2,898          1,431            232
      Rent and other long term deposits                        3,256          2,361            383
      Other receivables, long term                               588            535             87
      Long term investments at cost                               --             --             --
      Equity method investment in Mediehuset Danmark ApS       1,638          1,638            266
      Property, plant and equipment, net                      92,592         69,511         11,280
      Goodwill                                                24,561         24,613          3,994
      Deferred tax assets, net of current portion              3,972          3,715            603
                                                             -------        -------        -------

Total assets                                                 178,248        167,703        $27,215
                                                             =======        =======        =======


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                          DECEMBER 31,               UNAUDITED
                                                                              2004                 JUNE 30, 2005
                                                                          ------------       -------------------------
                                                                               DKK              DKK              USD
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
     Secured line of credit                                                    8,417           12,530         $  2,033
     Bank loan, current portion                                                  741              741              120
     Lease obligations, current portion                                        1,244            1,244              202
     Accounts payable                                                         24,026           14,102            2,289
     Accrued expenses                                                         12,613           11,619            1,886
     Equipment purchase obligation, current                                   12,152           12,152            1,972
                                                                            --------         --------         --------
Total current liabilities                                                     59,193           52,388            8,502

Long term liabilities:
     Long term equipment purchase obligation, net of current portion           9,749            3,464              562
     Bank loan, long term, less current maturities                             3,099            2,739              445
     Lease obligations, long term, less current maturities                     4,585            3,972              645
                                                                            --------         --------         --------
Total long term liabilities                                                   17,433           10,175            1,652

Minority interest in subsidiaries                                                 56               16                2

Shareholders' equity:
     Common shares - par value DKK 7.50, 7,991,000 and 8,445,292 authorized, 5,108,267 and 5,562,482 issued at December 31, 2004
     and June 30, 2005, respectively                                          38,312           41,719            6,770
     Additional paid-in capital                                              519,844          525,702           85,309
     Accumulated deficit                                                    (457,386)        (462,297)         (75,020)
     Accumulative other comprehensive income                                     796               --               --
                                                                            --------         --------         --------
Total shareholders' equity                                                   101,566          105,124           17,059
                                                                            --------         --------         --------

Total liabilities and shareholders' equity                                   178,248          167,703         $ 27,215
                                                                            ========         ========         ========


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.
        See accompanying notes to the consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                                   SIX MONTHS ENDED JUNE 30,          THREE MONTHS ENDED JUNE 30,
                                                                 2004        2005        2005        2004        2005        2005
                                                               -------     -------     -------     -------     -------     -------
                                                                 DKK         DKK         USD         DKK         DKK         USD

Net revenue                                                     60,916      48,055     $ 7,798      26,840      27,606     $ 4,480

Operating expenses:
     Cost of revenues, (exclusive of depreciation
     shown separately below)                                    35,490      34,564       5,609      19,469      21,220       3,444
     Selling and marketing                                      14,510       9,058       1,470       6,941       5,034         817
     General and administrative                                 12,944      11,092       1,800       6,979       6,212       1,008
     Depreciation                                                4,141       5,279         857         935       2,609         423
                                                               -------     -------     -------     -------     -------     -------
     Total operating expenses                                   67,085      59,993       9,736      34,324      35,075       5,692
                                                               -------     -------     -------     -------     -------     -------

Operating income (loss)                                         (6,169)    (11,938)     (1,938)     (7,484)     (7,469)     (1,212)

Other income (expenses)
     Interest income                                                38         362          59          35         163          26
     Interest expense                                             (255)       (696)       (113)       (153)       (398)        (65)
     Foreign exchange  gain (loss), net                            (19)        697         113         (41)        355          58
     Gains from sales of businesses                             63,331       6,670       1,082      63,131       5,276         856
     Other (expenses) income, net                                 (239)       (150)        (24)       (210)       (150)        (24)
                                                               -------     -------     -------     -------     -------     -------

(Loss) income before income taxes and minority interest         56,687      (5,055)       (821)     55,278      (2,223)       (361)

     Income tax expense                                              0         104          17           0           0           0
     Minority interest in net income (loss) of subsidiaries        183          40           6           0           9           1
                                                               -------     -------     -------     -------     -------     -------

NET (LOSS) INCOME                                               56,870      (4,911)    $  (798)     55,278      (2,214)    $  (360)
                                                               =======     =======     =======     =======     =======     =======

BASIC INCOME (LOSS) PER WEIGHTED AVERAGE COMMON
SHARE

Net (loss) income                                                11.57       (0.92)    $ (0.15)      11.61       (0.41)    $ (0.07)
                                                               =======     =======     =======     =======     =======     =======


Weighted average common shares outstanding                       4,917       5,330       5,330       4,763       5,446       5,446
                                                               =======     =======     =======     =======     =======     =======

DILUTED INCOME (LOSS) PER WEIGHTED AVERAGE COMMON
SHARES

Net (loss) income                                                 9.85       (0.92)    $ (0.15)       9.83       (0.41)    $ (0.07)
                                                               =======     =======     =======     =======     =======     =======

Weighted average common shares outstanding, assuming
dilution                                                         5,776       5,330       5,330       5,623       5,446       5,446
                                                               =======     =======     =======     =======     =======     =======


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.
        See accompanying notes to the consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

       UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2004 AND SIX MONTHS ENDED JUNE 30, 2005
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                    COMMON    ADDITIONAL                  OTHER COM-
                                                    SHARES     PAID-IN     ACCUMULATED    PREHENSIVE    TREASURY
                                                    AMOUNT     CAPITAL       DEFICIT        INCOME       STOCK       TOTAL
                                                ------------------------------------------------------------------------------
                                                     DKK         DKK           DKK            DKK         DKK           DKK

BALANCE AT DECEMBER 31, 2003                         39,693      526,040      (515,840)        512       (4,045)       46,360

Issuance of 1,712,000 common shares for
      cash through exercise of stock options          2,138          141                                                2,279
Issuance of 360,000 common shares for
      cash through exercise of stock options            450          332                                                  782
Currency translation adjustments                                                              (110)                      (110)
Other than temporary losses on
      marketable securities                                                                    394                        394
Purchase of 3,648,720 common shares into
      treasury at cost                                                                                  (10,826)      (10,826)
Sale of 900,000 shares of treasury stock                             319                                  3,829         4,148
Compensation for the issuance of 150,000
      warrants to purchase common stock at
      DKK 3.96 per ordinary share                                     85                                                   85
Cancellation of common shares held in
      treasury at cost                               (3,969)      (7,073)                                11,042             0
Net income                                                                      58,454                                 58,454
                                                ------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2004                         38,312      519,844      (457,386)        796            0       101,566

Issuance of 71,094 common shares for cash
      through exercise of stock options                 533          717                                                1,250
Issuance of 207,458 common shares for
      cash through exercise of stock options          1,556        2,950                                                4,506
Issuance of 16,666 common shares for
      cash through exercise of stock options            125          189                                                  314
Issuance of 15,000 common shares for
      cash through exercise of stock options            113           85                                                  198
Issuance of 143,996 common shares for
      cash through exercise of stock options          1,080        1,803                                                2,883
Compensation for the issuance of 25,000
      warrants to purchase common stock at
      DKK 5,50 per ordinary share                                    114                                                  114
Currency translation adjustments                                                              (796)                      (796)
Net income                                                                      (4,911)                                (4,911)
                                                ------------------------------------------------------------------------------

BALANCE AT JUNE 30, 2005                             41,719      525,702      (462,297)          0            0       105,124

BALANCE AT JUNE 30, 2005                          USD$6,770   USD$85,309   USD$(75,020)      USD$0        USD$0    USD$17,059

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                           SIX MONTHS ENDED JUNE 30,
                                                                            2004               2005               2005
                                                                          -------            -------            -------
                                                                            DKK                DKK                USD
Cash flows from operating activities:

Net (loss) income from continuing operations                               56,870             (4,911)           $  (798)
Adjustments to reconcile net loss (income) to
cash used in operating activities:
       Depreciation, amortization                                           4,141              6,745              1,095
       (Gain) on sale business                                            (63,331)            (6,670)            (1,082)
       (Gain)/loss on sale of fixed assets                                     --                106                 17
       Provision for doubtful accounts                                         --                (95)               (15)
       Deferred tax                                                         1,633                257                 42
       Minority interest                                                     (183)               (40)                (6)
       Non-cash compensation for issuance of warrants                           0                114                 18
       Changes in operating assets and liabilities:
             Accounts receivable                                            5,922               (102)               (17)
             Broadcasting programming rights                               (3,090)             1,467                238
             Inventories and other assets                                     128                895                145
             Prepaid expenses                                                  --               (396)               (64)
             Income tax payable                                                59                 --                 --
             Other receivables                                             (5,286)              (229)               (37)
             Accounts payable                                               4,399             (9,924)            (1,610)
             Accounts payable, related parties                               (477)                --                 --
             Accrued expenses                                              (7,873)              (762)              (124)
             Deferred revenue                                               3,298                 --                 --
                                                                          -------            -------            -------
       Cash used in operating activities:                                  (3,790)           (13,545)            (2,198)
                                                                          =======            =======            =======

Cash flows from investing activities:

       (Purchase of investments) proceeds from sales of investments            --                197                 32
       Acquisition of businesses, net of cash acquired                    (11,500)                --                 --
       Proceeds from sale of business, net of cash disposed of             42,598              1,765                286
       Purchase of bonds                                                       --            (13,000)            (2,110)
       Purchase of fixed assets                                            (9,791)            (8,250)            (1,339)
       Proceeds from sales of fixed assets                                     --             19,400              3,148
                                                                          -------            -------            -------
       Cash (used in) provided by investing activities:                    21,307                112                 17
                                                                          =======            =======            =======

Cash flows from financing activities:

       Net change in short- and long-term borrowings                        6,878              3,753                609
       Purchase of treasury stock                                          (6,997)                 0                  0
       Lease payments                                                          --               (613)               (99)
       Net change in restricted cash                                       (5,924)             2,346                381
       Proceeds from issuance of common shares, treasury shares and
       stock options                                                           --              9,151              1,485
                                                                          -------            -------            -------
       Cash provided by (used in) financing activities:                    (6,043)            14,637              2,376
                                                                          =======            =======            =======

Effect of currency exchange rate changes on cash and cash equivalents        (254)                --                 --
                                                                          -------            -------            -------
Net increase (decrease) in cash and cash equivalents                       11,220              1,204                195
Cash and cash equivalents, beginning of period                              9,363              6,750              1,096
                                                                          -------            -------            -------
Cash and cash equivalents, end of period                                   20,583              7,954            $ 1,291
                                                                          =======            =======            =======

Supplemental disclosure of cash flow information
Cash paid for interest                                                       (255)              (696)           $  (113)
                                                                          =======            =======            =======
Cash paid for taxes                                                            --                 --                 --
                                                                          =======            =======            =======

                         EUROTRUST A/S AND SUBSIDIARIES


Non-cash Investing and Financing Activities:

During the six months ended June 30, 2004, The Company purchased DKK 26,000 of mobile production equipment under an equipment purchase agreement. The Company further reclassified DKK 777 in lease obligations currently payable to accounts payable.

During the six months ended June 30, 2004, the Company granted warrants to purchase 25,000 common shares at DKK5.50 per share and recorded consulting fees of DKK 114.

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2004, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 3, 2005.

         In preparing financial statements that conform with Generally Accepted Accounting Principles in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


DESCRIPTION OF BUSINESS

         EuroTrust A/S and its subsidiaries (the "Company") engage in providing production and broadcasting services and operating the Danish cable channel DK4. The Company previously provided Internet security products and services in Scandinavia. These operations were sold during 2003 and 2004.

         The Company operated in two reportable service-based segments from 2002 through 2005: The Production and Broadcasting Segment and the Internet Security Product and Services Segment.

PRODUCTION AND BROADCASTING SEGMENT

         The Company's Production and Broadcasting Segment consists of the Danish Cable Channel DK4 and a large media production company in Scandinavia with a special focus on sports programming. The Company's media division also offers educational courses in television production.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


INTERNET SECURITY PRODUCT AND SERVICE SEGMENT

         At June 30, 2005, the Internet services segment consists only of the monitoring of the continuing royalty payments received in connection with the sale of our secure hosting and remote back-up services business in 2004.

         The Company's Internet Security Product and Services Segment previously offered trusted Internet security products and services including virus detection products and services, email security products, vulnerability testing, secure remote backup services, digital video surveillance, secure hosting and Public Key Infrastructure (PKI) Services until the sale of these businesses during 2003 and 2004.


BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries.

         The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at June 30, 2005 includes:

                                               COUNTRY OF                            INTEREST
      SUBSIDIARY                             INCORPORATION                           OWNERSHIP
      ----------                             -------------                           ---------

      Europe-Visions A/S                        Denmark                               100.0%
      EuroTrust PKI Services A/S                Denmark                 100.0% (Assets sold April 1, 2004)
      EuroTrust Virus112 A/S                    Denmark               100.0% (Assets sold September 30, 2004)



         Other   significant   operating    subsidiaries    consolidated   under
Europe-Visions A/S and its jurisdiction of incorporation and the related Company ownership interest in those subsidiaries at June 30, 2005 are as follows:

                                                COUNTRY OF             INTEREST
      SUBSIDIARY                              INCORPORATION            OWNERSHIP
      ----------                              -------------            ---------

      Ciac A/S                                   Denmark                100.0%
      Prime Vision A/S                           Denmark                100.0%
      Arhustudiet A/S                            Denmark                100.0%
      Publishing & Management ApS                Denmark                 51.0%
      TV Akademiet A/S                           Denmark                100.0%
      Formedia A/S                               Denmark                100.0%
      Mobile Broadcasting A/S                    Denmark                100.0%


         At June 30, 2005, the Company had the following equity method investments:

      Mediehuset Danmark ApS                     Denmark                 25.0%

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


REPORTING CURRENCY

         The consolidated financial statements are stated in Danish Kroner ("DKK"), the local currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the quarter-end exchange rate and items in the Statement of Operations are translated at the average exchange rate.
Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

         Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Any resulting gains and losses from these transactions are included in the Statement of Operations as foreign currency transaction gain (losses).

INFORMATION EXPRESSED IN US DOLLARS

         Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 6.1623 DKK to one US Dollar, the approximate exchange rate at June 30, 2005. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate on June 30, 2005.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase.

MARKETABLE AND DEBT SECURITIES - AVAILABLE FOR SALE

         The Company accounts for investments in marketable and debt securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in debt securities are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. Unrealized holding gains or losses on available for sale securities are recorded as other comprehensive income. We review the marketable and debt equity holdings on a regular basis to determine if any have experienced an other-than-temporary decline in its fair value. We also may consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that another-than-

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


temporary decline in fair value exists in a marketable or debt equity security, we record an investment loss in the consolidated statement of operations.

LONG-TERM INVESTMENTS

         Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, the Company writes-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

TRADE ACCOUNTS RECEIVABLE

         Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

BROADCASTING PROGRAMMING RIGHTS

         The Company acquires rights to programming and produces programming for exhibit on its cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.

PROPERTY, PLANT AND EQUIPMENT

         Technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost, less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation.

         Technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.

         On  April  1,  2005,   the  Company  sold  its   building   located  at
Poppelgardvej 11-13 in S0borg, Copenhagen to Lion Ejendomme ApS for DKK 20,000 in cash and recorded a loss of DKK 106 on the sale.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

         Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses acquired. Other definite life intangibles assets consist of license rights to virus scanning software and other intangible assets. The Company fully adopted the provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment losses arising from this impairment test, if any, are included in operating expenses in the period of impairment. SFAS No. 142 requires that definite intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

         The depreciable basis of assets that are impaired and continue in use with a reduced carrying cost of their respective fair values.

REVENUE RECOGNITION

         The Company derives revenues from broadcasting, which includes cable and digital television subscriber income and program production. The Company previously derived income from Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services, hosting, virus surveillance and detection services, and remote data backup services. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


      BROADCASTING

         The Company recognizes cable and digital television revenue on an accrual basis in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel and as programming is made available to viewers. Revenue and costs associated with program production are recognized when programs are completed and delivered to the broadcaster with no further obligation to customers.

         INTERNET SERVICES

         The Company recognized revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, when all of the following criteria are met: (1) persuasive evidence of an arrangement existed, (2) delivery of products and services had occurred, (3) the fee was fixed or determined and (4) collectibility was reasonably assured. We determined each of the criteria in our revenue recognition as follows:

         PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS. We entered into written agreements with our customers, that were signed by both the customer and the Company, or other related documentation from those customers who have previously negotiated an arrangement.


         DELIVERY OF PRODUCTS AND SERVICES HAS OCCURRED. Certificate and security technologies were delivered physically or downloaded by the customer. Undelivered components of these technologies that were essential to the functionality of the products, if any were not recognized until delivery in full was complete.


         THE FEE IS FIXED OR DETERMINABLE. Agreements with customers do not include a right to return. The majority of the initial fees were due within one year or less. Any arrangements, if any, with payment terms that extended beyond customary payment terms, the fees were considered not to be fixed or determinable, and revenues from such arrangements were recognized as payments become due and realizable.


         COLLECTIBILITY IS probable. Collectibility was assessed for each customer class of which there was a history of successful collection based upon a credit review. Initial determination that collectibility was not probable results in the revenues being recognized as cash was collected.

         In software arrangements involving multiple elements, as required by the EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" and American Institue of Certified Public Accountants Statement of Position ("SOP") 97-2, as amended by SOP 98-9, the Company allocated and deferred revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognized the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element was based on the price for which the undelivered element was sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee was recognized over the performance period.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


         Fees from the sales of digital certificates and managed PKI services, which include bundled maintenance services that were not sold separately, were deferred and recognized ratably over the period that such contracted services were provided, usually 12 to 24 months.

         Revenues from virus surveillance and detection services, which include bundled maintenance services that were not sold separately, were deferred and recognized ratably over the period that the service was provided, usually 3 to 36 months.

         Up-front fees from hosting and remote data backup services were deferred and recognized ratably over the period that the services are provided, usually 3 to 12 months.

         The Company's consulting and installation services relating to secure communication, virus protection and network security were not essential to the functionality of the software. These software products were fully functional upon delivery and do not require any significant modification or alteration. Revenues from consulting and installation services, which were provided on a time and materials basis, were recognized as the services were performed.

INCOME TAXES

         The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount which realization is more likely than not.

STOCK OPTIONS

         At June 30, 2005, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


         Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123.

         The following table (in DKK) illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to stock-based employee compensation under which the estimated fair value of the options would have been expensed over the options' vesting periods:

                                                  2004           2005          2005
                                               --------------------------------------
                                                  DKK            DKK           US $
Reported net income (loss)                        56,870         (4,911)         (798)
Reported stock-based compensation expense             --             --            --
Pro forma stock-based compensation expense        (6,751)       (18,335)       (2,975)
                                               ---------      ---------      --------
Pro forma net loss                                50,119        (23,246)       (3,773)


Reported basic income (loss) per share              1.93          (0.92)        (0.15)
Reported diluted income (loss) per share            1.64          (0.92)        (0.15)

Pro forma basic loss per share                      1.70          (4.36)        (0.71)
Pro forma diluted loss per share                    1.45          (4.36)        (0.71)


CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

         The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers. The company has one large customer in the broadcasting segment which alone accounts for 25% and 31% of the company's consolidated revenue for 2003, and the six months ended June 30, 2004 respectively. During the six months ended June 30, 2005, the Company has two
customers  in  the   broadcasting   segment  which  account  for  33%  and  30%,
respectively.

PENSIONS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company contributes to insurance companies for defined contribution pension benefits agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no future liabilities related to pensions beyond its' contribution.

         Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


RECENTLY ISSUED ACCOUNTING STANDARDS

         In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement of Financial Accounting Standards ("Statement") No. 123 (Revised), "Share-Based Payment" ("FAS 123R"). FAS 123R requires all companies to measure compensation costs for all share-based payments (including employee stock options) at fair value and recognize such costs in the statement of operations. As a result, the application of the provisions of FAS 123R will have a significant impact on operating Income, net income and earnings per share. In April 2005, the SEC amended the compliance dates for FAS 123R from fiscal PERIODS beginning after June 15, 2005 to fiscal YEARS beginning after December 15, 2005. The Company will continue to account for share-based compensation using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") until the Company's adoption of FAS 123R beginning January 1, 2006.

         In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations -- an Interpretation of FASB Statement No. 143 ("FIN 47"). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. FIN 47 is effective for Time Warner no later than December 31, 2005. The application of FIN 47 is not expected to have a material impact on the Company's consolidated financial statements.

         In May 2005, FASB issued FASB Statement 154, "Accounting Changes and Error Corrections -- a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"). FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The provisions of FAS 154 require, unless impracticable, retrospective application to prior periods' financial statements of (1) all voluntary changes in accounting principles and
(2) changes required by a new accounting pronouncement, if a specific transition is not provided. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. FAS 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005.

PURCHASE OF EQUIPMENT

         During 2004, the Company entered into two agreements to purchase approximately DKK 32,460 in production equipment excluding VAT. The DKK 32,460 obligation is payable in quarterly payments of DKK 2,746 through August 30, 2006. At June 30, 2005 the remaining obligation totaled DKK 12,492 excluding VAT.

EARNINGS PER SHARE

         Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted-average number of shares of common shares outstanding during the period (denominator). Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


         The following table presents the computation of basic and diluted average common shares outstanding:

                                                       SIX MONTHS ENDED JUNE 30,

                                                       2004                2005

Determination of basic and diluted shares:

Weighted-average shares outstanding                    4,917               5,330
Potential common shares--dilutive stock options          859                  --
Basic and diluted average common shares
outstanding                                            5,776               5,330

         At June 30, 2004 the Company excluded 372 stock options at prices ranging from $3.76 to $8.40 and in 2005, the Company excluded 1,177 stock options at prices ranging from $1.50 to $6.78 per share from the potential common shares because their effect would have been anti-dilutive.

COMMON SHARES

         During the six months ended June 30, 2005, the Company issued, 454,215 (not in thousands) common shares upon the exercise of stock options at DKK 9.24 to DKK 34.03 per share.

         On May 19, 2005, and reflected in the accompanying financial statements, the Company effected a 1 for 6 reverse stock split of it's common shares wherein in lieu of issuing a fraction of a new share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each common share of the Company from DKK 1.25 to DKK 7.50.

WARRANTS

         During the six months ended June 30, 2005, the Company issued 737,500 (not in thousands) warrants to officers and directors of the Company to purchase the Company's common shares between $4.75 and $5.336 per share. The warrants vest immediately and expire between December 31, 2005 and April 30, 2015. The estimated fair value of the warrants on the date issued using the Black-Scholes option pricing model is approximately DKK 18,335.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the six months ended June 30, 2005 is as follows:

                                                     2005
                                          --------------------------
                                                         WEIGHTED
                                                         AVERAGE
                                          OPTIONS     EXERCISE PRICE
                                          -------     --------------

   Outstanding, beginning of year            973           $3.48
   Granted                                   737           $4.79
   Exercised                                (430)          $3.45
   Forfeited                                  --              --
   Expired                                  (128)          $4.93
   Outstanding, end of year                1,152           $4.19
   Exercisable, end of year                1,082           $4.12
Weighted average fair value of
options granted during the year                            $4.22

         The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions

                                                                     2005
                                                                 -----------
Risk free interest rate                                              3.00%
Dividend yield                                                        0%
ADR's Annual volatility of the expected market price                 1.09
Expected life of the options                                         9.04

      The following table summarizes information about stock options outstanding as of June 30, 2005:

                                             WEIGHTED-
                                              AVERAGE          WEIGHTED-
                                             REMAINING          AVERAGE
      RANGE OF              SHARES          CONTRACTUAL        EXERCISE        SHARES         WEIGHTED-AVERAGE
   EXERCISE PRICES        OUTSTANDING          LIFE             PRICE        EXERCISABLE       EXERCISE PRICE
----------------------   --------------   ----------------   -------------   ------------   ---------------------

        $1.50                      76         2.6 years          $1.50               76            $1.50
        $2.85                      20         2.6 years          $2.85               20            $2.85
    $3.26 - $3.76                 317         3.3 years          $3.51              317            $3.51
        $4.75                     688         9.8 years          $4.75              688            $4.75
    $5.34 - $6.78                  76         0.4 years          $5.41               76            $5.41
        Total                   1,177         6.9 years          $4.22            1,177            $4.22

         During the six months ended June 30, 2005, the Company issued 25,000 (not in thousands) warrants to a consultant of the Company to purchase the Company's common shares at $5.50 per share. The warrants vested immediately and expired on August 31, 2005. The estimated fair value of the warrants on the date issued using the Black-Scholes option pricing model was approximately DKK 114.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)


DISPOSITIONS

         On January 1, 2005, and subsequent to December 31, 2004, the Company sold InAphone A/S, a majority owned subsidiary, as InAphone A/S had depleted the capital management was willing to allocate, without showing any significant increase in sales from the use of media in mobile phones and hand-held personal organizers. The minority shareholders paid DKK 1 for the Company's 60% interest and assumed the net liabilities of InAphone A/S as of December 31, 2004.


SEGMENT REPORTING

         The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aldo Petersen, EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment and the Broadcast media business segment. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has two reportable segments under SFAS 131
(i) Internet services and (ii) Broadcast media.

         The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. It is the Company's policy that trade between the segments is entered into on an arms-length basis.

         Reportable segment information for each of the periods ended June 30, 2004 and 2005 is presented in the following table:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE OTHERWISE INDICATED)

                                                           SIX MONTHS ENDED JUNE 30                 THREE MONTHS ENDED JUNE 30
                                                       2004          2005          2005          2004          2005          2005
                                                     --------      --------      --------      --------      --------      --------
                                                       DKK           DKK           USD           DKK           DKK           USD

INTERNET SERVICES:
Net revenue                                            17,831             0      $      0         4,376             0      $      0
Operating expenses:
       Cost of revenue                                  6,819             0             0         2,139             0             0
       Selling and marketing expenses                   8,127         1,067           173         3,432           705           114
       General and administrative expenses              5,634         3,072           498         3,068         1,967           319
       Depreciation, amortization and write down        1,068           400            65           299           170            28
                                                     --------      --------      --------      --------      --------      --------
       Total operating expenses                        21,648         4,539           736         8,938         2,842           461
                                                     --------      --------      --------      --------      --------      --------
Operating income (loss)                                (3,817)       (4,539)         (736)       (4,562)       (2,842)         (461)
                                                     --------      --------      --------      --------      --------      --------
Total assets                                           62,677        42,924         6,966
                                                     --------      --------      --------

BROADCAST MEDIA
Net revenue                                            43,085        48,055         7,798        22,464        27,606         4,480
Operating expenses:
       Cost of revenue                                 28,671        34,564         5,609        17,330        21,220         3,444
       Selling and marketing expenses                   6,383         7,991         1,297         3,509         4,329           703
       General and administrative expenses              7,310         8,020         1,302         3,911         4,245           689
       Depreciation, amortization and write down        3,073         4,879           792           636         2,439           395
                                                     --------      --------      --------      --------      --------      --------
       Total operating expenses                        45,437        55,454         9,000        25,386        32,233         5,231
                                                     --------      --------      --------      --------      --------      --------
Operating income (loss)                                (2,352)       (7,399)       (1,202)       (2,922)       (4,627)         (751)
                                                     --------      --------      --------      --------      --------      --------
Total assets                                          121,487       124,779      $ 20,249
                                                     --------      --------      --------

CONSOLIDATED
Net revenue                                            60,916        48,055      $  7,798        26,840        27,606      $  4,480
Operating expenses:
       Cost of revenue                                 35,490        34,564         5,609        19,469        21,220         3,444
       Selling and marketing expenses                  14,510         9,058         1,470         6,941         5,034           817
       General and administrative expenses             12,944        11,092         1,800         6,979         6,212         1,008
       Depreciation, amortization and write down        4,141         5,279           857           935         2,609           423
                                                     --------      --------      --------      --------      --------      --------
       Total operating expenses                        67,085        59,993         9,736        34,324        35,075         5,692
                                                     --------      --------      --------      --------      --------      --------
Operating income (loss)                                (6,169)      (11,938)       (1,938)       (7,484)       (7,469)       (1,212)
                                                     --------      --------      --------      --------      --------      --------
Total assets                                          184,164       167,703      $ 27,215

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1623.
                             See accompanying Notes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Our business operated in two distinct areas: Internet products and services; and broadcasting and production. In December 2003 and January, 2004, as part of our plan to intensify our focus on our television programming business and on providing virus detection products and services, we sold EuroTrust Secure Hosting A/S, our secure hosting subsidiary, EuroTrust Realtime Security A/S, our digital video surveillance subsidiary, EuroTrust Sweden AB, our Swedish subsidiary, and the assets related to EuroTrust NetVaulting A/S, our secure remote backup business.

         We sold our PKI services business on April 1, 2004 and our virus detection software and services business on September 30, 2004.

         As a result of these various transactions, our business consists of our broadcast media division, which owns dk4, a Danish television station and operates one of the largest television production companies in Scandinavia, Prime Vision. The Internet services segment monitors the continuing royalty payments received in connection with the sale of our secure hosting and remote back-up services business in 2004.

         The proceeds from our divestitures in 2004 allowed us to invest more than $10 million U.S. in Prime Vision. Prime Vision now owns one of Europe's first High Definition mobile production units, five fully digitalized mobile production units and two mobile analog production units that we expect to rebuild into digital units during 2005. We use these assets to produce content both for our own broadcast operations and for outside clients

         In addition to our television production operations, we continued to expand our media content platforms in 2004. Our original television channel, dk4, increased its subscriber base to record levels. Late in 2004, we also added a new speciality television channel, 4SPORT, to focus on coverage of both Danish sports, in cooperation with The Danish Sports Association, and international sporting events of particular interest to Danish fans. The new channel is currently in the testing phase of development and is projected to provide coverage of, among other sports, boxing, volleyball and basketball.

         We are in on-going negotiations with TDC on Cable to carry 4SPORT. The early response to 4SPORT has been very encouraging. Given this response and the response to new programming for dk4, we plan to focus on the development and introduction of more speciality content platforms in 2005 and beyond.

         In particular, we believe that dk4's long-standing coverage of the European Parliament for Danish viewers should be extendible to a pan-European audience. The European Parliament is desirous of making the citizens of the member countries of the European Union ("EU") aware of the increased importance of the EU and the influence it has on the politics of its independent member nations. To support that objective, we have discussed with representatives of the European Parliament, the proposed establishment of Europa Kanalen ("The European Channel") to provide coverage of the EU political process for viewers in other countries. We hope to begin coverage in 2005 or 2006 in three countries and then to jointly assess the results of the European Channel with the European Parliament to determine whether coverage throughout Europe is practical. If successful, this could provide us with a Europe-wide content platform with substantial growth opportunities. Since content providers are historically among the most financially successful media operations, we plan to allocate significant resources to this initiative.


CRITICAL ACCOUNTING POLICIES

         The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. See "Summary of Significant Accounting Policies" in the consolidated financial statements for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.


         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. At June 30, 2005 we have two customers who account for approximately 33% and 30% of our outstanding receivables. If we are unable to collect these receivables it would have a significant negative impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

         LONG-TERM INVESTMENTS

         We invest in securities of companies for business and strategic purposes. These investments are in the form of equity securities of private companies for which there is no public market. For a specification of the investments you should refer to Note 3 of the consolidated financial statements accompanying our annual report on Form 20-F. These companies are typically in the early stage of development and are expected to incur substantial losses in the near-term. Therefore, we may never realize any return on these investments. Further, if these companies are not successful, we could incur charges related to write-downs or write-offs of these investments.

         We review, the assumptions underlying the operating performance from these privately held companies on an annual basis. This information may be more limited, may not be as timely and may be less accurate than information available from publicly traded companies. If we determine that an other-than-temporary decline in fair value of the investment exists, we write-down the investment to its fair value and record the related write-down as an investment loss in our consolidated statement of operations.

         We had no write-downs of our long term investments and marketable securities in the fiscal quarter ended June 30, 2005.

         VALUATION OF LONG-LIVED ASSETS

         Our long-lived assets totaled DKK 69.5 million, as of June 30, 2005, which consist primarily of property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

     o   a significant decrease in the market price of a long-lived asset;

     o a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

     o a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;

     o a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and

     o a current expectation that it is probable that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

         An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value, which is usually based on future estimated discounted cash flows. Significant judgment is required in the forecasting of future operating results, which are used in the preparation of projected cash flows. If we made different judgments or utilized different estimates, material differences may result in write-downs of net long-lived and intangible assets, which would be reflected by charges to our operating results for any period presented.

         We recorded no impairment charges in the fiscal quarter ended June 30, 2005.

         GOODWILL

         We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we must measure any impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At June 30, 2005, we had DKK 24.6 million of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

         For the fiscal year ended December 31, 2004, we performed our annual impairment assessment of goodwill in accordance with the provisions of SFAS No.
142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated discount rate for the specific reporting units. Differences in assumptions used in projecting future operating cash flows and estimated discount rate could have a significant impact on the determination of impairment amounts.

         In estimating future cash flows we used our internal budgets. Our budgets were based on recent sales data for existing products and expected growth rates for the Internet security services and framework agreements entered into with customers in the broadcasting segment. These budgets were based on current royalty percentages, expected staffing levels and expected inflation.

         Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

         TAX ASSET VALUATION

         We currently have deferred tax assets resulting from net operating loss carry forwards, and deductible temporary differences, all of which will reduce taxable income in the future. We assess the realization of these deferred tax assets when necessary to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors that we consider include:

     o future earnings potential determined through the use of internal forecasts; o cumulative losses in recent years;

     o   history of loss carry forwards and other tax assets expiring;

     o   the carry forward period associated with the deferred tax assets; and

     o the nature of the income that can be used to realize the deferred tax asset.

         If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded.

         If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the net deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets.

COMMON EUROPEAN CURRENCY

         The Treaty on European Economic and Monetary Union, or EU, provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. This was effective on January 1, 2002. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Denmark, Sweden and the United Kingdom elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. The change to the Euro has not had a significant financial effect of us.

UNAUDITED CONSOLIDATED RESULTS

THREE MONTHS ENDED JUNE 30, 2005 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2004

         Revenue for the three months ended June 30, 2005 was DKK 27.6 million, an increase of DKK 0.8 million, or 3.0%, compared to revenues of DKK 26.8 million for the three months ended June 30, 2004. The table below compares revenues for the relevant periods on a segment-by-segment basis.

                                    NET REVENUE          AMOUNT OF    PERCENTAGE
                                                         INCREASE      INCREASE
                                2004          2005      (DECREASE)    (DECREASE)
                              -------       -------     ----------    ----------
                                            (IN THOUSANDS OF DKK)

Internet services               4,376             0        (4,376)      (100.0%)
Broadcast media                22,464        27,606         5,142         22.9%
                              -------       -------       -------       -------
Total                          26,840        27,606           766          2.9%

         The decrease in revenue in our Internet services is due to the sale of all of our Internet businesses in 2004. The increase in revenue in our broadcast media segment for the three months ended June 30, 2005 reflects an increase in the number of subscribers to dk4 and the growth in the production of programs for broadcasting.

         Total operating expenses for the three months ended June 30, 2005 were DKK 35.0 million, an increase of DKK 0.7 million, or 2%, compared to total operating expenses of DKK 34.3 million for the three months ended June 30, 2004. Total operating expenses include cost of sales, selling and marketing expenses, general and administrative expenses and depreciation, amortization and write-down. For the three months ended June 30, 2005 compared to the same period in 2004, the percentage of total revenues represented by each of the following expenses are as follows: (i) Cost of sales was 74.2% compared to 72.5%; (ii) Selling and marketing expenses was 18.2% compared to 25.9%; (iii) General and administrative expenses was 22.5% compared to 26.0%; and (iv) Depreciation, amortization and write-down expenses was 12.1% compared to 3.5%. The tables below show our operating expenses by category on a segment-by-segment basis.

                           COST OF REVENUE          AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services             2,139            0        (2,139)       (100.0%)
Broadcast media              17,330       21,220         3,890          22.4%
                            -------      -------       -------        -------
Total                        19,469       21,220         1,751           9.0%


                          SELLING AND MARKETING     AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services             3,432          705        (2,727)        (79.5%)
Broadcast media               3,509        4,329           820          23.4%
                            -------      -------       -------        -------
Total                         6,941        5,034        (1,907)        (27.5%)


                               GENERAL AND
                              ADMINISTRATIVE        AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)

Internet services             3,068        1,967        (1,101)        (35.9%)
Broadcast media               3,911        4,245           334           8.5%
                            -------      -------       -------        -------
Total                         6,979        6,212          (767)        (11.0%)


                               DEPRECIATION,
                             AMORTIZATION AND
                                WRITE DOWNS         AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services               299          170          (129)        (43.1%)
Broadcast media                 636        2,439         1,803         283.5%
                            -------      -------       -------        -------
Total                           935        2,609         1,674         179.0%


         As of September 2004, we sold the last of our Internet services businesses. During the fiscal quarter ended June 30, 2005 we had no revenues from those businesses and as a result, our operating expenses were reduced significantly resulting in no Cost of sales and significantly reduced Selling and marketing expenses, General and administrative expenses and Depreciation, amortization and write-down expenses.

         In the case of our broadcast media segment, for the three months ended June 30, 2005 compared to the same period in 2004, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Cost of sales was 76.9% compared to 77.1%; (ii) Selling and marketing expenses was 15.7% compared to 15.6%; (iii) General and administrative expenses was 15.4% compared to 17.4%; and (iv) Depreciation, amortization and write-down expenses was 8.8% compared to 2.8%.

         For the three months ended June 30, 2005, due to the sale of all of our Internet services businesses, our Internet services segment had no gross profit compared to DKK 2.2 million, or 51.1% of segment revenues for the same period in 2004. In the case of our broadcast media segment, for the three months ended June 30, 2005 the gross profit increased to DKK 6.4 million, or 23.1% of segment revenues compared to DKK 5.1 million, or 22.9% of segment revenues for the same period in 2004. The increase in the gross margin in our broadcast media segment reflects an increasing rate of return due to expanded activity in our production of programs for broadcasting by others.

                               GROSS PROFIT         AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services             2,237            0        (2,237)       (100.0%)
Broadcast media               5,134        6,386         1,252          24.4%
                            -------      -------       -------        -------
Total                         7,371        6,386          (985)        (13.4%)


         We had an operating loss of DKK 7.4 million for the three months ended June 30, 2005 compared to an operating loss of DKK 7.5 million for the same period in the prior year. In our Internet services segment we had an operating loss of DKK 2.8 million for the three months ended June 30, 2005 compared to a loss of DKK 4.6 million for the same period in the prior year. In our Broadcast media segment we had an operating loss of DKK 4.6 million for the three months ended June 30, 2005 compared to a loss of DKK 2.9 million for the same period in the prior year. The overall decrease in the operating loss for the three months ended June 30, 2005 is primarily due to the decrease in the operating loss for the Internet services segment coupled with an overall increase in the combined Net revenues during the period offset by an increase of Depreciation, amortization and write-down expenses.

SIX MONTHS ENDED JUNE 30, 2005 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2004

         Net revenue for the six months ended June 30, 2005 was DKK 48.0 million, a decrease of DKK 12.9 million, or 21.1%, compared to Net revenue of DKK 60.9 million for the six months ended June 30, 2004. The table below compares revenues for the relevant periods on a segment-by-segment basis.

                                NET REVENUE         AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services            17,831            0       (17,831)       (100.0%)
Broadcast media              43,085       48,055         4,970          11.5%
                            -------      -------       -------        -------
Total                        60,916       48,055       (12,861)        (21.1%)

         As explained above, the decrease in Net revenue in our Internet services segment is due the sale of all of our Internet services businesses in 2004. The increase in Net revenue in our Broadcast media segment for the six months ended June 30, 2005 reflects an increase in the number of subscribers to dk4 and in the growth in the production of programs for broadcasting.

         Total operating expenses for the six months ended June 30, 2005 was DKK
59.9 million, a decrease of DKK 7.2 million, or 10.6%, compared to total operating expenses of DKK 67.1 million for the six months ended June 30, 2004. Total operating expenses include cost of revenue, selling and marketing expenses, general and administrative expenses and depreciation, amortization, write-down and impairment. For the six months ended June 30, 2005 compared to the same period in 2004, the percentage of Net revenues represented by each of the following expenses are as follows: (i) Cost of sales was 71.9% compared to 58.3%; (ii) Selling and marketing expenses was 18.8% compared to 23.8%; (iii) General and administrative expenses was 23.1% compared to 21.2%; and (iv) Depreciation, amortization, write-down and impairment expenses was 11.0% compared to 6.8%. The tables below show our operating expenses by category on a segment-by-segment basis.

                              COST OF REVENUE       AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services             6,819            0        (6,819)       (100.0%)
Broadcast media              28,671       34,564         5,893          20.6%
                            -------      -------       -------        -------
Total                        35,490       34,564          (926)         (2.6%)


                           SELLING AND MARKETING    AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services             8,127        1,067        (7,060)        (86.9%)
Broadcast media               6,383        7,991         1,608          25.2%
                            -------      -------       -------        -------
Total                        14,510        9,058        (5,452)        (37.6%)


                                GENERAL AND
                               ADMINISTRATIVE       AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services             5,634        3,072        (2,562)        (45.5%)
Broadcast media               7,310        8,020           710           9.7%
                            -------      -------       -------        -------
Total                        12,944       11,092        (1,852)        (14.3%)


                               DEPRECIATION,
                             AMORTIZATION AND
                                WRITE DOWNS         AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services             1,068          400          (668)        (62.5%)
Broadcast media               3,073        4,879         1,806          58.8%
                            -------      -------       -------        -------
Total                         4,141        5,279         1,138          27.5%

         As explained above, as of September 2004, we sold the last of our Internet services businesses. During the six month period ended June 30, 2005 we had no revenues from those businesses and as a result, our operating expenses were reduced significantly resulting in no Cost of sales and significantly reduced Selling and marketing expenses, General and administrative expenses and Depreciation, amortization and write-down expenses.

         In the case of our Broadcast media segment, for the six months ended June 30, 2005 compared to the same period in 2004, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Cost of sales was 71.9% compared to 66.5%; (ii) Selling and marketing expenses was 16.6% compared to 14.8%; (iii) General and administrative expenses was 16.7% compared to 17.0%; and (iv) Depreciation, amortization and write-down expenses was 10.2% compared to 7.1%. The general increase in the broadcasting business operating expenses we experienced in the six months ended June 30, 2005 is primarily attributable to increase in capital expenditures made in connection with the expanded activity in our production of programs for broadcasting by others and our new 4SPORT channel.

         For the six months ended June 30, 2005, due to the sale of all of our Internet services businesses, our Internet services segment had no gross profit compared to DKK 11.0 million, or 61.8% of segment revenues for the same period in 2004. In the case of our broadcast media segment, for the six months ended June 30, 2005 the gross profit decreased to DKK 13.5 million, or 28.1% of segment revenues compared to DKK 14.4 million, or 33.5% of segment revenues for the same period in 2004.

                                GROSS PROFIT        AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                             2004         2005      (DECREASE)     (DECREASE)
                          ---------    ---------    ----------     ----------
                                        (IN THOUSANDS OF DKK)
Internet services            11,012            0       (11.012)       (100.0%)
Broadcast media              14,414       13,491          (923)         (6.4%)
                            -------      -------       -------        -------
Total                        25,426       13,491       (11,935)        (46.9%)


         We had an operating loss of DKK 11.9 million for the six months ended June 30, 2005 compared to an operating loss of DKK 6.2 million for the same period in the prior year. In our Internet services segment we had an operating loss of DKK 4.5 million for the six months ended June 30, 2005 compared to a loss of DKK 3.8 million for the same period in the prior year. In our Broadcast media segment we had an operating loss of DKK 7.4 million for the six months ended June 30, 2005 compared to a loss of DKK 2.4 million for the same period in the prior year. The overall increase in operating loss is primarily due to the loss of the revenues from the Internet services segment and our expanded activity in our production of programs for broadcasting by others and a general increase in our investment in the broadcasting business.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At June 30, 2005, cash and cash equivalents balances totaled DKK 8.0 million compared to cash balances of DKK 6.8 million at December 31, 2004. At June 30, 2005 the ratio of current assets to current liabilities was 1.06 to 1. Our current assets primarily reflect our cash, accounts receivables and prepaid expenses and deposits.

         At June 30, 2005, we had secured lines of credit from banks totaling DKK 12.0 million, from which all have been drawn, and an outstanding note payable, due in September 2009, in the current principal amount of DKK 3.48 million which accrues interest at a rate of 5.5% per annum and is payable in equal monthly installments. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of June 30, 2005 was 5.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

         For the six months ended June 30, 2005, cash used in operations was DKK
13.5 million compared to DKK 3.8 million for the six months ended June 30, 2004, an increase of DKK 9.7 million. The increase is primarily due to a net loss of DKK 4.9 million from continuing operations during the period compared to net income of DKK 56.9 million for the same period in 2004 due mainly to the gains realized at that date from the sale of our Internet services businesses.

         For the six months ended June 30, 2005, cash provided by investing activities was DKK 0.1 million compared to cash provided by investing activities of DKK 21.3 million for the six months ended June 30, 2004, a decrease of DKK
21.2 million. The decrease is primarily attributable to a decrease in net proceeds from sale of business and fixed assets for the six months ended June 30, 2005 and the purchase of debt securities compared to the same period in 2004.

         For the six months ended June 30, 2005, cash provided by financing activities was DKK 14.6 million compared to cash used in financing activities of DKK 6.0 million for the six months ended June 30, 2004. The increase in cash provided is primarily due to proceeds from the private placements of our securities.

         For the six months ended June 30, 2005 we experienced net cash inflows from financing and investing activities.

         We believe that our cash on hand, cash received from the sales of our Internet services businesses and the positive trend in our cash flow together with borrowings currently available and other potential sources of funds will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures or the positive trend in our cash flow does not continue it could put a substantial burden on our cash resources.

                                  RISK FACTORS

         OUR FUTURE OPERATING RESULTS ARE HIGHLY UNCERTAIN AND MAY BE INFLUENCED BY A VARIETY OF FACTORS INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS REPORT. IN ADDITION TO OTHER INFORMATION IN THIS FORM 6-K, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING OUR BUSINESS AND US BECAUSE THESE FACTORS CURRENTLY HAVE A SIGNIFICANT IMPACT OR MAY HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM 6-K AS A RESULT OF THE RISK FACTORS DISCUSSED BELOW AND ELSEWHERE IN THIS FORM 6-K.

WE  HAVE  A  SIGNIFICANT   ACCUMULATED   LOSS  AND  THE   LIKELIHOOD  OF  FUTURE
PROFITABILITY IS UNCERTAIN. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO TERMINATE OPERATIONS.

         We incurred a net loss in each of the years ended December 31, 2000, 2002 and 2003 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the year ended December 31, 2004 we had an operating loss of DKK 18.23 million (approximately $3.17 million). For the six months ended June 30, 2005, we had an operating loss of DKK 11.9 million ($1.94 million) and a net loss of DKK 4.91 million ($0.797 million). As of June 30, 2005, we had an accumulated deficit of DKK 462.3 million, ($75.0 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE. IF WE CANNOT DO SO, WE MAY NOT BE ABLE TO FUND OUR FUTURE ACTIVITIES OR CONTINUE OPERATING.

         Our future capital requirements will depend on a number of factors, including our ability to generate positive cash flow from operations, capital expenditure requirements and acquisition opportunities. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE. IF OUR FINANCIAL RESULTS FALL BELOW EXPECTATIONS IN ONE OR MORE FUTURE QUARTERS, THE MARKET PRICE OF OUR ADSS MAY BE NEGATIVELY IMPACTED.

         We cannot accurately forecast our revenues or operating results. Our revenues and operating results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

     o   market acceptance of our products and services;

     o a change in television viewer preferences if we are unsuccessful in addressing those changes in our programming;

     o   the non-renewal of our contract with TeleDanmark Kabel to carry dk4;

     o   the non-renewal of our contract with Canal Digital A/S to carry dk4;

     o   the  continued   interest  in  televising   live  sporting   events  in
         Scandanavia;

     o   the  pace  at  which  new   television   programming   is  produced  in
         Scandinavia;

     o   customer renewal rates for our products and services;

     o our success in cross marketing our products and services to our existing customers and to new customers;

     o   developing our direct and indirect distribution channels;

     o a decrease in the level of spending for Internet products and services from which our royalties are based;

     o   our ability to expand our operations;

     o our success in assimilating the operations and personnel of any acquired businesses;

     o the impact of price changes in our products and services or those of our competitors; and

     o general economic conditions and economic conditions specific to the television programming production or Internet services industry.

Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ADSs would likely decline which may result in a significant decline in the value of your investment.

WE HAVE A LIMITED OPERATING HISTORY IN THE MEDIA BUSINESS AND MAY ENCOUNTER DIFFICULTIES SIMILAR TO THOSE FACED BY EARLY STAGE COMPANIES. OUR RESULTS FROM OPERATIONS MAY DEPEND ON HOW SUCCESSFUL WE ARE IN DEALING WITH THESE DIFFICULTIES.

         Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services to (iv) our current business which is made up of our TV broadcast channel - dk4 and our TV production company - Prime Vision. We have only a limited operating history in this business on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development.

         We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be materially and adversely impacted.

WE COMPETE IN THE HIGHLY COMPETITIVE BROADCASTING INDUSTRY.

         The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, in 2001 we consolidated our broadcast operations into one channel. In addition, we expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours.

IF WE ARE UNABLE TO NEGOTIATE A RENEWAL OF OUR CONTRACT WITH EITHER TELEDANMARK KABEL OR CANAL DIGITAL A/S THE REVENUES FROM OUR BROADCASTING BUSINESS MAY BE ADVERSELY AFFECTED.

         Our dk4 television channel is carried as part of the basic package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee as well as to all subscribers of Canal Digital A/S, a Danish digital satellite television service provider. Our agreement with each of TeleDanmark Kabel and Canal Digital A/S to carry dk4 as part of its basic package expires on December 31, 2006 and December 31, 2007, respectively. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel or Canal Digital A/S. If we are unable to renew any of the agreements the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially and adversely affected.

IF THE INTEREST IN VIEWING LIVE SPORTING EVENTS IN THE SCANDINAVIAN MARKET SHOULD DECREASE OR IF THERE IS A SLOWDOWN IN OTHER TELEVISION PROGRAMMING PRODUCTION OUR RESULTS COULD BE ADVERSELY AFFECTED.

         As of May 1, 2005 we have approximately eight large mobile television production vans which are leased to various other companies primarily for their broadcast of live sporting events or the production of original television programming. We also provide many of the technical personnel required for these productions. If we are unable to lease these vans and our technical personnel to other broadcasters or television production companies we will be in a position where we will not be able to cover the expenses associated with this business which in turn could materially and adversely effect our business. Our ability to keep these vans busy in order to generate revenue will be effected by many factors outside of our control, including the continued interest in viewing live sporting events and the continued desire to produce television programming in Scandinavia.

WE MAY NEVER RECEIVE ANY ROYALTY PAYMENTS FROM THE SALE OF THE BUSINESSES RELATED TO OUR INTERNET SERVICES DIVISION.

         During 2003 and 2004 we sold all of the business operations related to our internet services division including, the secure internet hosting business, the digital video surveillance business, the secure remote back-up business, the PKI services business and the virus detection software and services business. Pursuant to the terms of the agreements for the sale of some of these businesses we are entitled to royalty payments until 2010. If any of these businesses fail to maintain or achieve market acceptance at a level necessary to sustain the business then, we will receive a diminished level of, or even no, royalty payments and, as a result, our results from operations may be adversely affected.

OUR LONG-TERM GROWTH STRATEGY ASSUMES THAT WE MAKE SUITABLE ACQUISITIONS AND INVESTMENTS. IF WE ARE UNABLE TO ADDRESS THE RISKS ASSOCIATED WITH ACQUISITIONS AND INVESTMENTS OUR BUSINESS COULD BE HARMED.

         Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

         Assimilating acquired businesses involves a number of other risks, including, but not limited to:

     o   disrupting our business;

     o incurring additional expense associated with a write-off of all or a portion of the related goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

     o   incurring unanticipated costs or unknown liabilities;

     o   managing more geographically-dispersed operations;

     o   diverting management's resources from other business concerns;

     o   retaining the employees of the acquired businesses;

     o   maintaining existing customer relationships of acquired companies;

     o   assimilating  the operations and personnel of the acquired  businesses;
         and

     o   maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL, ACCOUNTING AND INFORMATION SYSTEMS, CUSTOMER SERVICE STAFF AND OFFICE RESOURCES. IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

         In order to  achieve  our growth  strategy,  we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

OUR  INTERNATIONAL  PRESENCE  CREATES  RISKS  WHICH  MAY  ADVERSELY  AFFECT  OUR
BUSINESS.

         Currently, our operations focus on the Scandinavian, markets. In addition to the uncertainty as to our ability to successfully expand our Scandinavian presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Changes in competition, economics, politics or laws, including tax, labor, environmental and employment, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS MAY BE HARMED.

         Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management personnel. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, our Chief Executive Officer, and Soren Degn, our Chief Financial Officer. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

OUR RESULTS FROM OPERATIONS MAY BE ADVERSELY AFFECTED BY EXCHANGE RATE FLUCTUATIONS.

         A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. Except for one hedging transaction done in March of 2002, we have not engaged in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner declines and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

THE MARKET PRICE OF OUR ADSS MAY DECLINE IF THE VALUE OF THE DANISH KRONER FALLS AGAINST THE US DOLLAR.

         Fluctuations in the exchange rate between the Danish Kroner and the US dollar are likely to affect the market price of our ADSs. For example, because EuroTrust's financial statements are reported in Danish Kroners, if the value of the Danish Kroner falls against the US dollar, EuroTrust's earnings per share in US dollars will be reduced. This may adversely affect the price at which our ADSs trade in the US.

THERE IS A LIMITED PUBLIC MARKET FOR OUR SECURITIES AND OUR SECURITIES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

         Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq SmallCap Market(R). The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

     o   variations in our operating results;

     o   the liquidity of the markets;

     o   investor perceptions of us and the industry in which we operate;

     o   changes in earnings estimates by analysts;

     o   sales of ADSs by existing holders; and

     o   general economic conditions.

         In addition, Nasdaq has recently experienced broad price and volume fluctuations. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

WE HAVE NEVER PAID A DIVIDEND NOR DO WE ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

         We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth or to implement shareholder-approved repurchases of our stock. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.


                                                     EUROTRUST A/S


Dated: September 19, 2005                            By:/s/ Soren Degn
                                                        ------------------------
                                                     Soren Degn
                                                     Chief Financial Officer

                                INDEX TO EXHIBITS

                                    EXHIBITS
                                    --------

13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

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* Included herewith.